--------------------------
                                                                  OMB APPROVAL
                                                    --------------------------
                                                         OMB Number: 3235-0167
                                                    --------------------------
                                                    Expires:  October 31, 2004
                                                    --------------------------
                                                      Estimated average burden
                                                     hours per response...1.50
                                                    --------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                             Commission File Number: 000-29764
                                                                     ---------

                    International Specialty Products Inc.
------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                                1361 Alps Road
                           Wayne, New Jersey 07470
                               (973) 628 - 4000
------------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Common Stock, Par Value $.01 per share(1)
------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                     None
------------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)              [X]    Rule 12h-3(b)(1)(i)     [X]
Rule 12g-4(a)(1)(ii)             [ ]    Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(2)(i)              [ ]    Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(ii)             [ ]    Rule 12h-3(b)(2)(ii)    [ ]
                                        Rule 15d-6              [ ]


        Approximate number of holders of record of Common Stock, Par Value $.01 per share as of the certification or notice date: One
                                                       -------

        Pursuant to the requirements of the Securities Exchange Act of 1934, International Specialty Products Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 28, 2003        By: /s/Richard A. Weinberg
       -----------------           -----------------------
                                   Name:  Richard A. Weinberg
                                   Title: Executive Vice President,
                                          General Counsel and
                                          Corporate Secretary


(1) This form is filed by International Specialty Products Inc. in connection with and pursuant to the merger of International Specialty Products Holdings Inc. with and into International Specialty Products Inc., with International Specialty Products Inc. being the surviving corporation, to indicate that International Specialty Products Inc. will no longer be required to file reports under the Securities Exchange Act of 1934.